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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                               SCHEDULE 14D-1
                             (AMENDMENT NO. 2)
                           TENDER OFFER STATEMENT
    PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                    AND
                                SCHEDULE 13D
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 19)

                             AQUA ALLIANCE INC.
                         (NAME OF SUBJECT COMPANY)

                                  VIVENDI
                        AQUA ACQUISITION CORPORATION
                                 (BIDDERS)

                              ----------------
              CLASS A COMMON STOCK, PAR VALUE $.001 PER SHARE
                                    AND
    WARRANTS TO PURCHASE CLASS A COMMON STOCK, PAR VALUE $.001 PER SHARE
                       (TITLE OF CLASS OF SECURITIES)

                              ----------------
                                 038367108
                                 038367116
                   (CUSIP NUMBERS OF CLASS OF SECURITIES)

                              ----------------
                               MICHEL AVENAS
                        AQUA ACQUISITION CORPORATION
            C/O VIVENDI NORTH AMERICA MANAGEMENT SERVICES, INC.
                              800 THIRD AVENUE
                                 38TH FLOOR
                             NEW YORK, NY 10022
                         TELEPHONE: (212) 753-2000
        (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
          RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                  COPY TO:
                          MARTHA E. MCGARRY, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                              919 THIRD AVENUE
                          NEW YORK, NEW YORK 10022
                         TELEPHONE: (212) 735-3000


                         CALCULATION OF FILING FEE
=============================================================================
     TRANSACTION VALUATION*                         AMOUNT OF FILING FEE
-----------------------------------------------------------------------------
         $97,091,876                                     $19,418
=============================================================================
  * Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of 32,935,254 shares of Class A Common Stock, par value $.001 per share (the "Shares"), of Aqua
    Alliance Inc. (the "Company"), a Delaware corporation, at a price of $2.90 per Share net to the seller in cash, without interest thereon and 3,949,099 warrants to purchase the Shares issued pursuant to the
    Company Rights Offering dated January 26, 1998 (the "Warrants"), at the purchase price of $0.40 per Warrant. Such number of Shares represents the 31,551,754 Shares outstanding as of July 9, 1999, not owned by Vivendi, a societe anonyme organized under the laws of the Republic of France and its wholly owned affiliates, and assumes the issuance prior to the consummation of the Offer of 1,383,500 Shares upon the exercise of outstanding options. Such number of Warrants represents the
    3,949,099 Warrants outstanding as of July 9, 1999.
** The amount of the filing fee calculated in accordance with Regulation 240.1-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.
|X| Check box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount previously paid: $19,418     Form or Registration No.: Schedule 14D-1/
                                                                       13SD
Filing Parties: Vivendi and Aqua
                  Acquisition Corporation        Date Filed: July 16, 1999
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CUSIP NOS. 038367108/                       14D-1 AND 13D
038367116


     1     NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Aqua Acquisition Corporation

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)|X|
                                                               (b)| |

     3     SEC USE ONLY

     4     SOURCE OF FUNDS
           AF

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS         |_|
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

     6     CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE

     7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0 shares of Class A Common Stock

     8     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
           SHARES                                                      |_|

     9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

           0%

    10     TYPE OF REPORTING PERSON

           CO



CUSIP NOS. 038367108/                       14D-1 AND 13D
038367116


     1     NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Vivendi (FORMERLY NAMED COMPAGNIE GENERALE DES EAUX)

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  |X|
                                                               (b)  | |

     3     SEC USE ONLY

     4     SOURCE OF FUNDS
           WC; OO

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS         |_|
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

     6     CITIZENSHIP OR PLACE OF ORGANIZATION

           REPUBLIC OF FRANCE

     7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           153,714,675 shares of Class A Common Stock*

     8     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
           SHARES          |_|

     9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

           83%

    10     TYPE OF REPORTING PERSON

           CO

* All such Shares are owned directly and indirectly by Vivendi through its wholly owned subsidiary, Vivendi North America Operations, Inc., which owns 153,714,675 shares of Class A Common Stock.



                                TENDER OFFER


        This Amendment No.2 (the "Amendment") amends and supplements the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission (the "Commission") on July 16, 1999 (as amended and supplemented by Amendment No. 1 thereto, filed with the Commission on August 9, 1999, the "Statement") relating to the offer by Aqua Acquisition Corporation (the "Purchaser"), a Delaware corporation and an indirect wholly owned subsidiary of Vivendi ("Parent"), a societe anonyme organized under the laws of the Republic of France, to purchase all of the outstanding shares of Class A Common Stock, par value $.001 per share (the "Shares"), of Aqua Alliance Inc. (the "Company"), a Delaware corporation, at a purchase price of $2.90 per Share, net to the seller in cash, without interest and all outstanding Warrants to purchase the Shares issued pursuant to the Company Rights Offering dated January 26, 1998 (the "Warrants"), at the purchase price of $0.40 per Warrant upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 16, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer").

        This Statement also constitutes Amendment No. 19 to Schedule 13D with respect to the beneficial ownership of each of the Purchaser and Parent with respect to the Shares. The item numbers and responses thereto are in accordance with the requirements of Schedule 14D-1.

        Capitalized terms used herein but not otherwise defined herein shall have the meanings assigned to such terms in the Offer.

ITEM 10.       ADDITIONAL INFORMATION.

        Item 10(f) is hereby amended by amending and restating in its entirety the first paragraph under "THE TENDER OFFER --Section 10. Certain Conditions of the Offer" in the Offer to Purchase as follows:

               Notwithstanding any other provision of the Offer, the Purchaser shall not be required to accept for payment or, subject to the applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act, pay for any Shares or Warrants tendered pursuant to the Offer, and may postpone the acceptance for payment of any Shares tendered in a manner consistent with the terms of the Merger Agreement, if at any time on or after July 16, 1999 and prior to the Expiration Date, any of the following conditions shall exist:

                      (a) there shall have been any action threatened or taken, or approval withheld, or any statute, rule, or interpretation of the foregoing regulation or interpretation proposed, sought, promulgated, issued, enacted, entered, amended, enforced or deemed to be applicable to the Offer, the Merger, Parent or the Purchaser or any of their subsidiaries, by any governmental, regulatory or administrative authority or agency or tribunal, domestic or foreign, which, in the Purchaser's sole and reasonable judgment, would directly or indirectly: (i) make the acceptance for payment of, or payment for, some or all of the Shares or Warrants illegal or otherwise restrict or prohibit consummation of the Offer or the Merger, or (ii) delay or restrict, or render the Purchaser or Parent unable, or otherwise impose limitations on the ability of the Purchaser or Parent to accept for payment or pay for, or to exercise full rights of ownership with respect to, some or all of the Shares or Warrants pursuant to the Offer or to consummate the Merger; or

                      (b) there shall be threatened, instituted or pending any action or proceeding by any government or governmental authority or agency, domestic or foreign, or by any other person, domestic or foreign, before any court or governmental authority or agency, domestic or foreign, seeking any of the consequences referred to in clauses (i) and (ii) of paragraph (a) above, or otherwise challenging any aspect of or seeking to, or which could, make illegal, delay or otherwise directly or indirectly restrain or prohibit or make materially more costly (i) the making of the Offer, (ii) the acceptance for payment of, or payment for, some of or all Shares or Warrants pursuant to the Offer, (iii) the purchase of Shares or Warrants pursuant to the Offer, (iv) consummation of the Merger, (v) seeking to obtain damages in connection with the Offer or the Merger, or (vi) seeking to restrain or prohibit the consummation of the Offer, the Merger or the transactions contemplated thereby or which otherwise directly or indirectly relates to the Offer or the Merger; or

                      (c) a preliminary or permanent injunction or other order by any Federal or state court which prevents (i) the acceptance for payment of, or payment for, some of or all the Shares or Warrants pursuant to the Offer or (ii) consummation of the Merger shall have been issued and shall remain in effect; or

                      (d) the Special Committee or the Company Board of Directors (i) shall have withdrawn or modified in any manner that is, in the reasonable judgment of the Purchaser, materially adverse to the Purchaser or Parent (including by way of any amendment to the Schedule 13E-3 or the Company's
                           Schedule 14D-9) its recommendation of the Offer or (ii) shall have resolved to do any of the foregoing; or

                      (e) any change shall occur or be threatened in the business, condition (financial or otherwise), income, operations or prospects of the Company and its subsidiaries, takes as a whole, which is or may be material to the Company and its subsidiaries taken as a whole; or

                      (f) there shall have occurred: (i) the declaration of any banking moratorium or suspension of payments in respect of banks in the United States, France or the European Union; (ii) any general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or in the over-the-counter market; or the Paris Bourse;
                           (iii) any material decline in the CAC-40 Index from the close of business on the last trading day immediately preceding the date of the Merger Agreement; (iv) the commencement of a war, armed hostilities or any other national or international crisis directly or indirectly involving the United States; (v) any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event which might affect, the extension of credit by banks or other lending institutions in the United States, France or the European Union; or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or

                      (g) all consents and approvals required to be obtained from any Federal, state domestic or foreign governmental agency, authority or instrumentality in connection with the Offer shall not have been obtained or the Purchaser shall have been advised that any such consent or approval will be denied or substantially delayed, or will not be given other than upon terms or conditions which would, in the opinion of the Purchaser, make it impracticable to proceed with the Offer or the Merger; or

                      (h) Parent, the Purchaser and the Company (with the approval of the Special Committee) shall have agreed that the Purchaser shall terminate the Offer or postpone for payment of or the payment for Shares or Warrants thereunder or that the Merger Agreement shall be terminated.


                                 SIGNATURES


        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: August 11, 1999


                                      AQUA ACQUISITION CORPORATION


                                      By: /s/ Michel Avenas
                                          -------------------------
                                      Name:  Michel Avenas
                                      Title: President


                                      VIVENDI


                                      By:  /s/ Daniel Caille
                                           -------------------------
                                      Name:  Daniel Caille
                                      Title: Directeur